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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GOVDESK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 N. SEPULVEDA BLVD., SUITE 550
(No. and Street)

EL SEGUNDO (City) CALIFORNIA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/24

OATH OR AFFIRMATION

I, ROBERT REVELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb 19, 2009 (Date) before me, Peggy Miccio, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Robert Reveley (Name(s) of Signer(s))

PEGGY MICCIO
Commission # 1822913
Notary Public - California
Los Angeles County
My Comm. Expires Nov 16, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Peggy Miccio (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: United States Securities Exchange Commission Annual Audited Report

Document Date: 1-1-08 Number of Pages: 2

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Govdesk LLC
El Segundo, California

We have audited the statement of financial condition of Govdesk LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Govdesk LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2009

GOVDESK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 66,614
Due from clearing broker	72,200
Advances to members	325,873
Advances to affiliates	44,536
Prepaid expenses	52,331
Other assets	13,323
Furniture and equipment, net of accumulated depreciation of $ 33,813	45,011
	$ 619,888

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 12,884
State taxes payable	11,790
Total liabilities	24,674
Members' equity	595,214
	$ 619,888

See notes to financial statements.

GOVDESK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

REVENUES	
Commissions income	$ 5,453,319
Other income	4,000
Loss on investment in limited partnership fund	(749)
Interest	5,744
	5,462,314
EXPENSES	
Compensation	471,129
Commissions	1,342,640
Advisory fees	2,386,718
Research fees	91,000
Professional fees	589,955
Clearing costs	13,784
Regulatory fees	7,874
Depreciation	883
Other operating expenses	439,794
	5,343,777
INCOME BEFORE INCOME TAXES	118,537
INCOME TAXES	12,590
NET INCOME	$ 105,947

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

Balance, December 31, 2007	$ 514,267
Distribution	(25,000)
Net income	105,947
Balance, December 31, 2008	$ 595,214

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 105,947
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	883
Loss on investment in limited partnership fund	749
Change in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	(25,494)
Advances to affiliates	(2,844)
Prepaid expenses	(3,927)
Other assets	(13,323)
(Decrease) increase in:	
Accounts payable	(66,534)
Commissions payable	(18,843)
Income taxes payable	5,790
Net adjustments	(123,543)
Net cash used by operating activities	(17,596)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(45,011)
Distribution from investment in limited partnership fund	35,110
Net cash provided from investing activities	(9,901)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution	(25,000)
Net cash used from financing activities	(25,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(52,497)
CASH AND CASH EQUIVALENTS, December 31, 2007	119,111
CASH AND CASH EQUIVALENTS, December 31, 2008	$ 66,614

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 800
	Interest	$ 0

See notes to financial statements.

GOVDESK LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2008

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Govdesk LLC (the Company) was formed as a Limited Liability Company in California in January, 1998, with a termination date of September 30, 2047. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

At December 31, 2008, due from clearing broker of $72,200 is from Tradition Asiel Securities, Inc. (Tradition), a broker –dealer and affiliate of the Company as described in Note C.

The Company paid advisory fees of $2,386,718 to one company, Tradition Treasure Bill Developments Ltd during 2008 which is included in advisory fees in the statement of operations.

NOTE C – Related Parties

Research and Consulting Fees

The Company is affiliated with Seagate Research LLC (Seagate Research) and Seagate Global Advisors LLC. The members of the Company are also members of Seagate Research LLC and Seagate Global Advisors LLC. Seagate Research charges the Company fees for research and consulting services provided to the Company. For 2008, Seagate Research charged research fees of $91,000 and consulting fees of $255,000, which are included in research fees and professional fees, respectively, in the statement of operations.

Investment in Limited Partnership

The Company owned a limited partnership interest in Seamax Partners Fund, L.P. (the Fund). The general partner and investment advisor of Seamax Partners Fund, L. P. is Seagate Global Advisors, LLC, another affiliate of the Company. The Fund invests in and trades financial instruments. The general partner and each limited partner share in the profits and losses in proportion to the Fund interest owned by each partner. No limited partner will become liable for obligations of the Fund in excess of its capital contributions and profits, if any, net of distributions. During 2008, the Fund was dissolved and the Company received a final distribution of $35,110. For the year ended December 31, 2008, $749 is included as investment loss in the Company's statement of operations.

Advances to Members

Through the year ended December 31, 2008, the Company had advanced a cumulative total of $325,873 to certain of its members which are included in the statement of financial condition.

Advances to Affiliates

As of December 31, 2008, $44,536 was advanced to Seagate International Group, an affiliate of the Company, and is included in advances to affiliates in the statement of financial condition.

NOTE C – Related Parties (continued)

Clearing Broker Transactions

Tradition Asiel Securities, Inc., a broker-dealer and affiliate of the Company, serves as the Company's clearing broker, where all customer transactions are cleared on a fully disclosed basis. During 2008, clearing fees totaling $13,784 were paid to Tradition.

NOTE D – Employee Benefit Plan

The Company maintains a qualified 401(k) employee savings and profit sharing plan for the benefit of substantially all employees. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company has the option to make additional profit sharing contributions to the plan. No employer contributions to the plan were made in 2008.

NOTE E – Lease Commitments

During 2008, the Company subleased office space from its affiliate, Seagate Global Advisors, on a month-to-month basis. Rent expense for the year ended December 31, 2008 of $34,954, is included in other operating expenses in the statement of operations.

In December, 2008, the Company and Seagate Global Advisors, LLC (jointly and severally), executed a non cancellable operating lease for offices in El Segundo, California.

Minimum lease payments under the non-cancelable operating lease are:

2009	$ 100,000
2010	104,000
2011	108,000
2012	9,000
	$ 321,000

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital is $114,140, which is $109,140, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was .22 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

GOVDESK LLC

COMPUTATION OF NET CAPITAL

December 31, 2008

NET CAPITAL	
Members' equity	$ 595,214
Less nonallowable assets:	
Advances to members	(325,873)
Advances to affiliates	(44,536)
Prepaid expenses	(52,331)
Other assets	(13,323)
Furniture and equipment, net	(45,011)
Total adjustments	(481,074)
NET CAPITAL	$ 114,140
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 12,884
State taxes payable	11,790
	$ 24,674
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 109,140
Ratio of aggregate indebtedness to net capital	.22 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 114,141
Rounding	(1)
Net capital as reported herein	$ 114,140
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 24,674
Aggregate indebtedness, as reported herein	$ 24,674

GOVDESK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 10, 2009

To the Members
Govdesk LLC
El Segundo, California

In planning and performing our audit of the financial statements of Govdesk LLC for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
Govdesk LLC
February 10, 2009
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17 a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Cordeal & Gowe

CERTIFIED PUBLIC ACCOUNTANTS

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